SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                    _____________________


                          FORM 11-K

                        ANNUAL REPORT


               Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934

                    _____________________


    [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.

        For the fiscal year ended December 31, 2000

                              OR

  [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______ to ______


                Commission file number 1-7981



                   Full title of the Plan:

     AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN



Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 AMERICAN GENERAL CORPORATION
                      2929 Allen Parkway
                    Houston, Texas  77019






AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000




Audited Financial Statements
    Report of Independent Auditors  . . . . . . . . . . . . . . . . . .   1
    Statements of Net Assets Available for Benefits . . . . . . . . . .   2
    Statements of Changes in Net Assets Available for Benefits  . . . .   3
    Notes to Financial Statements . . . . . . . . . . . . . . . . . . .   4


Schedules
    Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) . 11 Schedule H, Line 4 (j) - Schedule of Reportable Transactions . . . 12











                Report of Independent Auditors


Administrative Board
American General Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the
responsibility of the Plan's management.   The supplemental schedules have
been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Houston, Texas
May 25, 2001





AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands



                                                         December 31,
						     2000           1999


Assets
  Investments (See Note C) . . . . . . . . . . .   $138,015       $148,655


  Receivables
     Employer contributions  . . . . . . . . . .          -            135
     Participant contributions . . . . . . . . .         17            136
     Interest receivable . . . . . . . . . . . .        325             11
     Other . . . . . . . . . . . . . . . . . . .          9              -

      Total receivables  . . . . . . . . . . . .        351            282

        Total assets . . . . . . . . . . . . . .    138,366        148,937

Liabilities
  Payables
    Forfeitures . . . .  . . . . . . . . . . . .         76            365
    Other  . . . . . . . . . . . . . . . . . . .        306            454

        Total liabilities  . . . . . . . . . . .        382            819

Net assets available for benefits  . . . . . . .   $137,984       $148,118



The accompanying notes are an integral part of these financial statements.






AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands


                                                         Years Ended
                                                         December 31,
                                                    2000             1999


Additions to net assets
   Investment income
      Dividends  . . . . . . . . . . . . . . . .  $ 2,761          $ 2,703
      Interest . . . . . . . . . . . . . . . . .    1,360            1,161
      Net appreciation (depreciation) in fair
       value of investments (See Note C) . . . .    4,657           (1,304)
          Total investment income  . . . . . . .    8,778            2,560

   Contributions
      Company's  . . . . . . . . . . . . . . . .    1,072            1,320
      Participants'  . . . . . . . . . . . . . .    6,995            8,826
         Total contributions . . . . . . . . . .    8,067           10,146

             Total additions . . . . . . . . . .   16,845           12,706

Deductions from net assets
   Benefits
      American General Corporation common
        stock  . . . . . . . . . . . . . . . . .    8,313            1,885
      Cash . . . . . . . . . . . . . . . . . . .   18,433           15,890
      Forfeitures  . . . . . . . . . . . . . . .      217              609
      Participant loan origination fees  . . . .       16               15

             Total deductions  . . . . . . . . .   26,979           18,399

	     Net decrease  . . . . . . . . . . .  (10,134)          (5,693)

Net assets available for benefits
             Beginning of year . . . . . . . . .  148,118          153,811

             End of year . . . . . . . . . . . . $137,984         $148,118




The accompanying notes are an integral part of these financial statements.





AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES


The American General Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life and Accident Insurance Company (AGLA or the Company) deposit administration group annuity contract, at contract value (see Note E); 2) investments in the North American (NA) Core Equity and Stock Index Funds, formally American General Series Portfolio Company Growth and Stock Index Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. NA is an open-end management investment company (mutual fund) whose investment advisor is American General Investment Management (AGIM). AGIM and AGLA are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund transfers are recorded at the market value of the amount transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.



NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.



AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, sponsored by American General, is a defined contribution plan offered to eligible agents and managers (sales employees) of AGLA, a wholly owned subsidiary of American General. Those employees who are specified as eligible employees in the plan document, may elect to become participants after the completion of 30 days of service. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Substantially all of the costs of administering the Plan are paid by American General and the Company.

The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by AGLA (Cash Fund); 3) shares of the North American Stock Index Fund(Stock Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Mid-Cap Fund, formally called Small-Cap Fund); 5) shares of the North American Core Equity Fund (Large-Cap Blend Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund). The Company's contributions are invested solely in the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Mid-Cap, Large-Cap Blend, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Sales employees who elect to participate, contribute on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to thirteen percent of base pay, subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.




AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

Contribution Limitations

For 2000 and 1999, the total amount of participant pretax contributions is limited to $10,500 and $10,000, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 2000 and 1999, the total amount of base pay that can be used in determining contributions under the Plan is $170,000 and $160,000, respectively.

ERISA and the IRC provide that qualified plans cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m). In 2000 and 1999, no refunds of contributions were necessary to comply with these laws.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants become 100 percent vested in the remainder of their account after five years of service (as defined in the Plan document).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and non-vested, of the account exceeded $5,000, and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account as of the last business day of the month in which the distribution request is made. For years beginning after December 31, 1996, distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.






AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their non-vested interest in the Company's contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are re-employed with the Company before incurring five consecutive one-year breaks in service are entitled to their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document.


NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.


In thousands

                                                        December 31,
                                                   2000             1999

American General Corporation
   common stock  . . . . . . . . . . . . . . .  $106,269*         $120,353*
American General Life and Accident Insurance
   Company deposit administration group
   annuity contract  . . . . . . . . . . . . .    20,325            15,332



*Includes both participant and nonparticipant-directed (See Note D)






AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE C--INVESTMENTS--Continued


The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated(depreciated) in value as follows:

In thousands

                                                       Years Ended
                                                       December 31,
                                                  2000             1999

     Mutual funds . . . . . . . . . . . . . .  $ (2,403)         $  2,543
     Common stock . . . . . . . . . . . . . .     7,060            (3,847)
                                               $  4,657          $ (1,304)



NOTE D--NONPARTICIPANT-DIRECTED INVESTMENT


Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund is as follows:

In thousands

					                December 31,
                                                  2000              1999
Net assets

    AGC common stock fund  . . . . . . . . . .   $103,360          $119,646


                                                        Years Ended
                                                        December 31,
                                                   2000              1999

Changes in net assets
    Contributions . . . . . . . . . . . . . . . $  5,530           $ 7,109
    Dividends . . . . . . . . . . . . . . . . .    2,676             2,546
    Interest  . . . . . . . . . . . . . . . . .       14                21
    Net appreciation(depreciation)  . . . . . .    7,060            (3,847)
Benefits paid to participants . . . . . . . . .  (20,477)          (14,115)
Interfund transfers . . . . . . . . . . . . . .  (10,874)           (2,949)
Forfeitures . . . . . . . . . . . . . . . . . .     (205)             (473)
Loan origination fees . . . . . . . . . . . . .      (10)              (10)
                                                $(16,286)          $11,718


The Stock Fund contains both participant and nonparticipant-directed contributions with earnings not separately determinable; therefore, the Stock Fund is considered a total nonparticipant-directed investment option.




AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE E--INVESTMENT CONTRACT WITH INSURANCE COMPANY


The Plan maintains an investment contract with AGLA. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by AGLA.


The contract had a guaranteed minimum rate of 6.00% for 2000 and 1999. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 2000 and 1999 was 6.87% and 6.54%, respectively.


NOTE F--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


In thousands

                                                           December 31,
                                                     2000             1999

Net assets available for benefits
  per the financial statements . . . . . . . . . . . $137,984         $148,118
Benefits payable to withdrawing participants . . . .   (4,923)          (1,386)
Net assets available for benefits
  per Form 5500. . . . . . . . . . . . . . . . . . . $133,061         $146,732






AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

In thousands
                                                          Year Ended
                                                       December 31, 2000

Benefits paid to participants per the
     financial statements
       American General Corporation common stock  . .       $ 8,313
       Cash   . . . . . . . . . . . . . . . . . . . .        18,433
         Total benefits paid to participants per
           the financial statements . . . . . . . . .        26,746
   Benefits payable to withdrawing participants at
     year end . . . . . . . . . . . . . . . . . . . .         4,923
   Benefits payable to withdrawing participants at
     beginning of year  . . . . . . . . . . . . . . .        (1,386)
         Benefits paid to participants per
           Form 5500  . . . . . . . . . . . . . . . .       $30,283


NOTE H -FEDERAL INCOME TAXES

Based on a favorable determination letter dated July 14, 1999, the Internal Revenue Service has ruled the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE I--SUBSEQUENT EVENTS

The Company intends to adopt the following plan amendments and/or plan procedural changes effective July 1, 2001:

     The American General Invest Plan will merge with the American General Agents' and Managers' Thrift Plan.

     The appointment of INVESCO Retirement Plan Services Company as Recordkeeper and Trustee.


AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2000

EIN: 74-0483432
PN: 002

In thousands, except share amounts
                                                                    Fair
  Issuer                   Description               Cost           Value


American General         1,303,915 shares of        $43,566       $106,269
  Corporation*             common stock

American General Life    Deposit administration          **         20,325
  & Accident Insurance     group annuity contract
  Company*

Participant Notes*       Loans issued at interest        **          2,966
                           rates between 9.50%
                           and 10.50%

North American*          63,277 shares of North          **          2,455
                           American Stock Index Fund


Putnam                   142,363 shares of Putnam OTC    **          1,982
                           & Emerging Growth Fund


North American*          129,453 shares of North         **          1,851
                           American Core Equity Fund


Templeton                 128,225 shares of Templeton    **          1,326
                            Foreign Fund


Vanguard                  80,289 shares of Vanguard      **            679
                            Fixed Income Securities
                            Fund

State Street Bank         Short-term investments         **            162
 & Trust Company*           in money-market fund

                                                    $43,566       $138,015


*Party in interest

**Cost not required for participant-directed investments



AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

EIN: 74-0483432
PN: 002

In thousands


                                                             Current
                                                            Value of
Identity of                                         Cost    Asset on      Net
  Party                       Purchase    Selling    of    Transaction    Gain
 Involved      Description     Price       Price    Asset     Date       (Loss)

Category (iii) - Series of non-participant directed transactions in excess of 5% of net assets available for benefits


State Street   S/T Investments  $11,904    $     -  $11,904  $11,904    $   -
 Bank & Trust
 Company

State Street   S/T Investments        -     12,098   12,098   12,098        -
 Bank & Trust
 Company


(A)            Company Stock      5,180          -    5,180    5,180        -
(A)            Company Stock          -     26,323   11,957   26,323   14,366



(A) Parties involved are not presented, as permitted by Section 25250.103-6
    (d)(1)(i) of the Department of Labor's Rules and Regulations.



Note: Includes both participant-directed and nonparticipant-directed transactions.








                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         AMERICAN GENERAL AGENTS' AND
                                         MANAGERS' THRIFT PLAN


June 22, 2001                            /s/ PATRICIA R. MCCANN
                                         Patricia R. McCann,
                                         Vice President - Benefits & Payroll









               Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 33-39201 and 333-13401) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated May 25, 2001, with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                               ERNST & YOUNG LLP



Houston, Texas
June 22, 2001